

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20160024

DIVISION OF
CORPORATION FINANCE

December 16, 2016

Mary Louise Weber
Verizon Communications Inc.
mary.l.weber@verizon.com

Re: Verizon Communications Inc.
Incoming letter dated December 8, 2016

Dear Ms. Weber:

This is in response to your letter dated December 8, 2016 concerning the shareholder proposal submitted to Verizon by Susan Low. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Susan Low

***FISMA & OMB Memorandum M-07-16 ***

December 16, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 8, 2016

The proposal would require Verizon to offer its shareholders a discount on Verizon Wireless services.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(7), as relating to Verizon's ordinary business operations. In this regard, we note that the proposal relates to Verizon's discount pricing policies. Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.



Mary Louise Weber
Associate General Counsel

One Verizon Way
Room 54S440
Basking Ridge, NJ 07920
Office: 908-559-5636
Fax: 908-696-2068
mary.l.weber@verizon.com

December 8, 2016

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2017 Annual Meeting
Shareholder Proposal of Susan Low

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal (the "Proposal") from Susan Low (the "Proponent") for inclusion in the proxy materials to be distributed by Verizon in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2017 proxy materials.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by email and overnight courier to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2017 proxy materials.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. The Proposal, if adopted, would require Verizon to offer its shareholders a discount on Verizon Wireless services. Verizon believes that the Proposal may be properly omitted from its 2017 proxy materials under Rule 14a-8(i)(7) because setting prices for products and services is fundamental to management's ability to run the company on a day-to-day basis.

The Staff has previously agreed that similar proposals that relate to prices charged or discounts offered by a company for its products or services may be excluded under Rule 14a-8(i)(7). In *Host Hotels & Resorts Inc.* (February 6, 2014), the Staff permitted exclusion under Rule 14a-8(7) of a proposal requesting that the board of directors seek a shareholder vote on providing discounted hotel rates to senior citizens and shareholders, noting that the proposal related to the company's "discount pricing policies." Likewise, in *Ford Motor Company* (January 31, 2011), the Staff concurred in the exclusion of a proposal that requested that the company provide a spare tire and mounting hardware at manufacturing cost to shareholders who purchase a new vehicle, noting that "Proposals concerning discount pricing policies are generally excludable under rule 14a-8(7) because the setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis." See also, *MGM MIRAGE* (March 6, 2009) (permitting exclusion of a proposal requesting that the company take certain actions regarding the marketing and pricing strategies for its Las Vegas dining offerings); *Walt Disney Company* (November 15, 2005) (permitting exclusion of a proposal requesting discounts on company products and services for shareholders that owned more than 100 shares) and *General Motors Corporation* (March 18, 2002) (permitting exclusion of a proposal requesting that shareholders with more than 250 shares be given the same discount as employees to purchase vehicles from the company).

Consistent with the Staff's decisions cited above, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2017 proxy materials in reliance on Rule 14a-8(i)(7).

Verizon requests that the Staff email a copy of its determination of this matter to the undersigned at mary.l.weber@verizon.com and to the Proponent at

***FISMA & OMB Memorandum M-07-16 ***

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Associate General Counsel

Enclosures
cc: Ms. Susan Low

EXHIBIT "A"

Susan Low, ***FISMA & OMB MEMORANDUN M-07-16*** holder of more than 1,000 shares of Verizon, submits the following proposal:

WHEREAS, Verizon Wireless offers discounts to Verizon employees and the thousands of employees of a vast number of unrelated corporate, government, financial, and educational entities - *see* (http://wiki.howardforums.com/index.php/Verizon_Corporate_Discount_List) – reflecting a 26% discount for the employees of Wells Fargo, a 25% discount for employees of the State of Texas, Boeing, and Home Depot and discounts of at least 20% to employees of Bank of America, Cincinnati Children's Hospital Medical Center, JP Morgan Chase, Coca Cola Enterprises, American Express, Pepsico, Microsoft, Prudential, Inc., Marathon Oil Company, Lockheed Martin, New York Board of Education, etc.) and the current webpage (https://www.verizonwireless.com/b2c/employee/eleuLanding.jsp) "Welcome to Discounts by Verizon Wireless;" and

WHEREAS, it having been determined to be in the corporate interest of Verizon to offer its employees and those of unrelated corporate, educational, medical and government entities, including veterans and "all federal government employees;"

NOW THEREFORE, be it resolved that Verizon shareholders, upon request and verification of status as shareholders, shall be entitled to a discount on Verizon Wireless services at a discount equal to but not less the greatest discount to which principals and employees of non-Verizon entities are entitled.